UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Cheung Ho Chak Ryan
Chief Executive Officer
PressLogic Inc.
26/F, Chinachem Leighton Plaza
29 Leighton Road, Causeway Bay
Hong Kong

Re: PressLogic Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted July 9, 2025
CIK No. 0002058867

Dear Cheung Ho Chak Ryan:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
Risks Relating to Doing Business in Hong Kong, page 29

1. We note your revised disclosure in response to prior comment 13 and reissue it in part. Please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-

based issuers, separately acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Shuang Zhao